                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of July 2003
                           --------------------------

                         Commission File Number 1-14614
                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                 -----------------------------------------------
                    (Address of principal executive offices)


                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                   ----            -----

                  Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No   X
                                     ----     -----

                  Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No   X
                                     ----     -----

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No   X
                                     ----     -----

                           PETROLEUM GEO-SERVICES ASA

         Petroleum Geo-Services ASA has filed this English translation of its Norwegian Annual Report for 2002 with the Oslo Stock Exchange. The financial statements, the related audit opinion of Ernst & Young AS and the other financial information included in the annual report have been prepared in accordance with accounting standards, principles and practices generally accepted in Norway and have not been reconciled to United States generally accepted accounting principles. The Norwegian statutory financial statements included in the annual report were presented to and approved by the shareholders of PGS at its 2003 annual meeting. PGS is preparing its Annual Report on Form 20-F, which will contain consolidated financial statements based on U.S. generally accepted accounting principles, for filing with the U.S. Securities and Exchange Commission. Because such consolidated financial statements are currently unavailable, PGS has not filed its Annual Report on Form 20-F.

         The Norwegian Annual Report for 2002 contains certain forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, among others, statements relating to PGS' restructuring and refinancing efforts, its business plan and expected liquidity in the future, estimated capital expenditures in 2003 and contingent additional proceeds from the sale of PGS Production Group Limited and PGS' Atlantis subsidiary. They are based on various assumptions and analyses made by PGS in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond PGS' control. Such forward-looking statements are also subject to the risk that the restructuring and refinancing described in the annual report may not be consummated and certain additional risks and uncertainties as disclosed by PGS in its filings with the SEC. As a result of these factors, PGS' actual results may differ materially from those indicated in or implied by such forward-looking statements.

(PGS LOGO)





                             Annual Report for 2002











                           Petroleum Geo-Services ASA

ANNUAL REPORT 2002


BUSINESS HIGHLIGHTS:
PGS' has two areas of activity; (1) geophysical services, including seismic data acquisition and processing, reservoir characterization, reservoir monitoring and consultancy services and (2) services related to the production of oil and gas, including floating production, storage and offloading.

2002 was an extremely challenging year for PGS and also for the Company's shareholders and creditors. Our share price fell to just over one Norwegian crown (NOK) and some of our bonds were trading at around 30% of their face value after the credit agencies downgraded our rating to the lowest level. 2002 also marked a turning point for PGS with the start of a corporate restructuring process, both operational and financial.

The Company's problems stem for the most part from poor investments in the years 1998-2001, as well as a significant overcapacity in the marine seismic market, where prices failed to support investments in the fleet. The most important misjudged investments have been the Ramform Banff, Atlantis and over-investment in the multi-client data library. These investments were largely financed by debt raised in the American finance market and by syndicated bank loans. Cash flow from these investments has been significantly lower than expected, and as a result the value of the Company' assets is valued lower than its debt.

In November 2001, the Company entered into a definitive agreement with Veritas DGC Inc. to combine the businesses of the two companies. On July 30, 2002, the Company received a withdrawal notice from the Veritas board and the agreement was terminated. The Company recognized USD 4.6 million in transaction costs and a USD 7.5 million termination fees from Veritas during the year ended December 31, 2002. In the course of the first eight months of the year, a substantial portion of administrative time and resources where spent on planning and preparing for the proposed merger.

In the autumn of 2002, the Board of Directors was altered. Jens Ultveit-Moe became our new Chairman. A new CEO and CFO were appointed, Svein Rennemo and Knut Oversjoen, respectively. The business was refocused on an intensive financial restructuring and work started on an operational reorganization. The principal focus was short-term improvements to increase cash flow, along with intensified processes to divest activities outside our core areas of marine seismic and floating production.

The results of the Company for the year ended December 31, 2002, confirm that important prerequisites for both future survival and future profitability are in place.

FIRST, our health, safety and environmental results and the regularity of our operations are excellent in comparison with our industry and excellent compared to previous years results. The sole exception was the fire onboard Ramform Valiant and its associated yard stay, though this was without any injury to personnel.

SECONDLY, there was a significant reduction in risk-exposure in marine seismic. Investments in the multi-client library were reduced and requirements for pre-financing of new multi-client projects increased. We successfully shifted our marine seismic focus from multi-client to contract. This change of focus gained momentum towards the end of the year, when we also achieved a significant increase in sale of completed multi-client projects (late sales).

THIRDLY, necessary steps were taken to attribute realistic values to assets on our balance sheet, based on updated future cash flows. This resulted in large impairments of our multi-client library, Ramform Banff, Atlantis and other assets.

FOURTHLY, in the course of the year we put actions in place to reduce costs and increase efficiency. Further cost cuts and efficiency improvements, including workforce reductions, are important points on the agenda.

Towards the end of the year, we started comprehensive negotiations with our creditors, related to the restructuring of the debt held by Petroleum Geo-Services ASA. All creditor groups (US bond holders and international banks) and the Company have engaged advisors, financial due diligence of the Company's 5 year business plan has been completed, along with a legal review of the entire structure. There have been ongoing talks and discussions between the parties through the whole period up to presentation of the annual report.

FINANCIAL RESULTS:
In December 2002, the Company sold its subsidiary PGS Production Group Limited and entered into a definitive agreement to sell its Atlantis subsidiary, with financial effect from January 2003. Accordingly, the financial position and results of operations and cash flows for these subsidiaries have been presented as operations held for sale/discontinued operations for the years ended December 31, 2002, 2001 and 2000, and the financial results from these activities are described separately.

Total revenue for 2002 was USD 994.0 million, an increase of 12% compared to 2001. Geophysical services contributed 68% of the revenue mix, the remaining 32% came from production services, equivalent results for 2001 were 67% and 33%, respectively. The percentage change from 2001 to 2002 is principally due to increased revenue from the seismic contract market, as well as higher pre-funding of our multi-client seismic projects. Our operating profit for 2002 was a loss of (USD 722.0) million, a decrease of USD 936.8 million from 2001. This operating loss includes impairments of assets and the multi-client library, certain one-time expenses and Goodwill.

Geophysical services revenue for 2002 totaled USD 671.4 million, an increase of 13% from 2001. The increase in 2002 was primarily attributable to a higher level of contract seismic activity due to our increased efforts in this market. In 2002, our revenue from this market was USD 50.1 million higher than in 2001, an increase of 16%. Revenue from pre-funding of our multi-client projects also increased by USD 36.0 million on those for 2001, an increase of 51%. Sale of completed multi-client data (late sales) generated revenue of USD 162.5 million, a decrease of 4% from 2001. Altogether, revenue from the sale of multi-client data was USD 269.1 million, an increase of 12% from 2001. Operating profit from our geophysical services do not include revenue from multi-client volume licensing arrangements that had been entered into with clients as of December 31, but which, according to our revenue recognition principles, can not be entered as revenue in our financial statements. These volume arrangements totaled USD 19.2 million and USD 26.0 million as of December 31, 2002 and December 31, 2001, respectively. Of the increased revenue from geophysical services, marine services contributed USD 61.5 million, or 14%, while USD 17.9 million, or 20%, came from land seismic.

Revenue from our production services totaled USD 322.6 million for 2002, which was 11% higher than for 2001. The increase was primarily due to Petrojarl I, which contributed USD 42.4 million; this vessel was only operational in the latter half of 2001, partially offset by USD 9.9 million in revenue in 2001 earned from sublease of shuttle tankers in the spot market. In 2002, all four of our production vessels were in full operation, compared with 2001, when comprehensive upgrades were completed on Petrojarl I and Ramform Banff, along with a minor upgrade of Petrojarl Foinaven.

After the upgrade completed in the first quarter of 2001, Ramform Banff has delivered an uptime performance of around 99%, unfortunately this is not reflected in the financial statement. This is a result of lower production output from the field. Revenue from Ramform Banff for 2002 was therefore USD 9.5 million (20%) lower than for 2001, as this vessel only output on average 12% of its daily capacity, due to relatively low oil production. PGS is evaluating alternative production solutions for the Banff-field, and alternative projects for the Ramform Banff. Based on the poor financial results from this vessel and so-far unsuccessful efforts to find alternative production solutions for the Banff-field, in 2002 we impaired USD 425.2 million in assets related to the vessel and sub-sea equipment on the Banff-field. This impairment was based on discounted cash flows from the Ramform Banff over the lifetime of the vessel, with a discount rate of 8% and estimated revenues from the Banff-field through 2007.

Revenue from Petrojarl I was USD 42.4 million, or 209% higher than for 2001. This vessel began production on the Glitne-field during the third quarter of 2001 and continued production throughout the entire 2002 year.

Revenue from Petrojarl Foinaven was USD 133.4 million, or 8% higher than for 2001. This was a result of a production capacity upgrade (undertaken during the second and third quarter of 2001) and an upgrade for the Foinaven-field (during the fourth quarter of 2001).

In August 2002, the Company acquired 70% of production license (PL) 038 on the Norwegian sector of the North Sea. The license interests were bought from Statoil, which held a 28% share of PL 038 and Norsk Hydro, which held 42% of the field. Our license partner is Petoro AS, which holds the remaining 30%. As consideration for the 70% share, the Company assumed its portion of the field's abandonment liabilities associated with the field on the license, approximately USD 32.8 million before tax, as well as potential future environmental liabilities associated with production from the field. The Company's FPSO Petrojarl Varg produces and has produced from this field since December 1998. The Company has also carried out seismic and geological surveys over the area, to evaluate potential development of the field, including drilling of new sidetrack wells and development of Varg South. Total revenue from Petrojarl Varg/the Varg-field for 2002 totaled USD 87.3 million, approximately the same as for 2001 (USD 87.7 million).

Other production-related revenues for 2002 totaled USD 1.5 million, USD 9.7 million lower than for 2001. This reflects revenue from sublease of our shuttle tankers on the spot market, while their respective production vessels were undergoing upgrade. We had no such revenue in 2002.

Cost of sales for 2002 was USD 476.2 million, an increase of USD 95.2 million compared to 2001, or 25%. Cost of sales as a percentage of revenue was 48% for 2002, compared to 43% in 2001. The increased cost of sales reflects a decrease in costs capitalized to our multi-client library, as well as a generally higher costs associated with an increase in activity from 2001 to 2002. Costs capitalized to our multi-client library decreased by USD 28.0 million, or 13%, while gross cost of sales increased by USD 67.2 million, or 11%.

By segment, cost of sales related to our geophysical services increased by USD
66.5 million, or 24%, from 2001. This increase was due to a decrease in capitalization of costs to our multi-client library, as well as an increase in gross cost of sales by USD 38.5 million. The reduction in capitalized costs reflects our change of focus from multi-client projects to contract work. The increase in gross cost of sales is due to increased activity, especially in land seismic.

Cost of sales related to production services increased by USD 34.8 million, or 31%, from 2001, primarily reflecting full-year production periods from our FPSO vessels in 2002 compared to significant periods of costs suspension into upgrade projects during 2001. The increased cost of sales also reflects a reversal of a previous recorded loss contract accrual (from 2000) on Ramform Banff of USD 8.2 million in 2002 and USD 16.5 million in 2001.

Net cost of sales related to general Corporate functions decreased by USD 6.1 million from 2001, or 139%. Such costs are allocated to our two segments, based on revenues in the given period.

Depreciation and amortizations for 2002 were USD 357.5 million, an increase of USD 32.0 million from 2001, or 10%. As a percentage of revenue, depreciations and amortizations represented 36% and 37% for 2002 and 2001, respectively. Amortization of the multi-client library increased by USD 17.5 million to USD
212.9 million, an increase of 9% from 2001. Minimum amortizations of USD 39.8 million and USD 39.1 million for 2002 and 2001, respectively, are included in the amortization of the multi-client data library. Our average amortization rates for multi-client seismic were 79% and 82% for 2002 and 2001, respectively (including minimum amortization). Ordinary depreciations increased by USD 15.8 million, or 10%, of which USD 11.1 million, or 11%, were in geophysical services and USD 4.7 million, or 8%, were in production services; this is a result of increased activity in both areas of operation and the fact that all four of our production vessels were fully utilized throughout 2002, compared with 2001. In 2002, we capitalized depreciations of USD 31.5 million, as part of our multi-client library; the equivalent figure for 2001 was USD 30.2 million.

Research and technology costs decreased by USD 1.0 million to USD 2.8 million in 2002, or 26% from 2001.

Selling, general and administrative costs decreased by USD 10.3 million to USD
56.2 million, or 15% from 2001. As a percentage of revenue, selling, general and administrative costs represented 6% and 8% for 2002 and 2001, respectively. These cost reductions were the result of a cost cutting program, as well as the introduction of a flatter and slimmer organization.

Impairments and other unusual items for 2002 includes:

     o    USD 268.4 million in impairment of multi-client data library.

     o USD 425.2 million in impairment of Ramform Banff and sub-sea equipment related to the Banff-field.

     o USD 48.0 million in impairment of assets relating to our geophysical services (marine, land and data processing).

     o    USD 14.7 million in impairment of investments in associated companies.

     o    USD 43.4 million in impairment of Goodwill.

     o USD 2.9 million in net gain relating to the terminated merger with Veritas DGC, Inc.

     o USD 3.6 million in costs relating to restructuring/refinancing of debt.

     o    USD 22.9 million in severance packages and other one-time charges.

Operating profit before impairments and unusual items was USD 101.3 million for 2002, a decrease of 6% from 2001. Operating profit before impairments and unusual items as a percentage of revenue was 10% in 2002, a decrease of 2% compared to 2001.

Operating profit before impairments and unusual items for our geophysical services was USD 0.8 million for 2002, a decrease of USD 5.5 million, or 88%, from 2001. This decrease was the result of lower market rates, generally as a result of overcapacity, and to an increase in land seismic operations, which historically carries a lower margin than marine seismic.

Operating profit before impairments and unusual items for our production operations was USD 100.5 million for 2002, a reduction of USD 1.5 million, or 1%, from 2001. Operating profit before impairments and unusual items as a percentage of revenue decreased from 35% in 2001 to 31% in 2002. Although all four of our production vessels were in full operation throughout 2002, in contrast to 2001 when some of the vessels underwent upgrades, the operating profit and operating margin reflect decreased production output from the Banff-field. In addition, the operating profit for 2001 included the utilization of USD 16.5 million in loss contract accruals for the Ramform Banff, compared to USD 8.1 million in such accruals utilized during 2002. Additionally, operating profit before impairments and unusual items for 2001 included revenue from the sublease of unutilized shuttle tankers capacity into the spot market.

Net financial expense for 2002 was USD 7.7 million, or 5%, greater than in 2001, which reflects the decrease in capitalized interest of USD 14.2 million, or 72% from 2001, reflecting both the multi-client investment decrease during 2002 and the FPSO vessel upgrade projects undertaken during 2001. The effect of the decreased capitalized interest was partly offset by a 5% decrease in gross interest expense.

Other income (-expense) for 2002 of USD 39.3 million included USD 54.1 million in fair value gains associated with our tax equalization swap contracts, compared to USD 18.0 million in fair value expense for 2001. We terminated all outstanding tax equalization swap contracts during 2002.

Provision (benefit) for income taxes from continuing operations in 2002 for USD
205.3 million, consisted of:

     o A tax expense of USD 3.0 million on the results of continuing operations.

     o A tax benefit of USD 119.1 million associated with impairments and other unusual items.

     o A tax expense of USD 106.2 million related to tax equalization swap contracts and foreign exchange fluctuations.

     o A tax expense of USD 215.2 million in valuation allowance related to the deferred tax assets of continuing operations.

Net income on assets held for sale includes an impairment of Atlantis for USD
190.1 million (before tax) and USD 26.8 million (before tax) related to the sale of Production Group Limited.

DISPOSAL OF NET INCOME IN THE PARENT COMPANY:
Petroleum Geo-Services ASA generated a loss of NOK 8,162,545,903 for the year ended December 31, 2002. The Board of Directors proposes to cover the loss as follows:

                                             NOK
                                       --------------
From additional paid in capital         6,983,312,020
From other equity                       1,179,233,883
                                       --------------
     Total                              8,162,545,903
                                       ==============

As of December 31, 2002, there was no free equity left in Petroleum Geo-Services ASA.

INVESTMENTS/CAPITAL REQUIREMENTS:
The Company's capital needs relates to investments in property and equipment, oil- and gas assets, multi-client library, debt service requirements, lease obligations, payments on preferred securities of subsidiaries and working capital needs. In addition to maintenance investments the previous investment level has mainly been linked to growth in our two business segments. For 2002 the main capital expenditures were maintenance investments and investments in the Varg-field, PL 038, in the North Sea.

In 2002 the Company invested USD 60.9 million in capital expenditures and oil and gas assets (excludes assets held for sale) of which USD 41.8 millions relates to geophysical services, USD 10.9 million relates to the FPSO's and USD
8.2 million to the Varg-field. In addition we invested USD 190.4 million in the multi-client library and USD 77.2 million in assets held for sale.

Generally, a substantial amount of our capital expenditures and investments in our multi-client library is discretionary. However, the terms of our USD 250.0 million short-term credit facility require us to limit our capital expenditures (including the development of assets held for sale) and multi-client library investments to a maximum of USD 280.0 million for the period July 1, 2002 until final maturity. For the period from July 1,

2002 through December 31, 2002, we invested USD 20.7 million in capital expenditures, USD 70.3 million in multi-client library and USD 37.8 million in the development of assets held for sale, total USD 128.8 million.

For 2003 the estimated capital requirements totals USD 196 million and relates mainly to maintenance capex within our geophysical services, investments in the Varg-field and investments in the multi-client library.

As of December 31, 2002 the Company's total outstanding debt, leases and preferred securities obligations including contractual cash commitments are as follows:

                                                                                    Payments due by period
                                                                  ---------------------------------------------------------
Contractual cash obligations:                                                                                   2006 and
 (In USD millions)                                    Total          2003           2004           2005         thereafter
                                                   ------------   ------------   ------------   ------------   ------------
Short-term and long-term debt, including
     current potion(a)                                  2,255.7          941.3           12.2           13.0        1,289.2
Capital lease obligations(b)                              101.7           20.0           18.0           28.5           35.2
Operating lease obligations                               252.8           87.1           59.1           34.2           72.4
Guaranteed preferred beneficial interest in
junior subordinated debt securities                       143.8             --             --             --          143.8
Mandatorily redeemable cumulative preferred
     securities(c)                                         64.0           64.0             --             --             --
                                                   ------------   ------------   ------------   ------------   ------------
     Total contractual cash obligations                 2,818.0        1,112.4           89.3           75.7        1,540.6
                                                   ============   ============   ============   ============   ============


     (a) Includes a USD 250.0 million short-term bank credit facility, which matures in June 2003, a fully-drawn USD 430.0 million revolving credit facility, which mature in September 2003 and USD 250.0 million in senior unsecured notes, which mature in November 2003. The amount excludes USD 15.8 million in debt relating to assets held for sale.

     (b)  Reflects gross contractual commitments under capital leases.

     (c) Assumes the redemption rate at an amount equal to 100% of actual revenue recognized from the licensing of the underlying securitized data.

FINANCE AND LIQUIDITY:
On December 11, 2002, the Company sold PGS Production Group Limited (previous Atlantic Power Group Limited) to Petrofac Limited for USD 20.2 million in cash proceeds and may receive up to USD 15.0 million in additional, contingent proceeds during the period 2003 to 2010. The Company recognized a loss of USD
26.8 million in this context.

As of December 31, 2002, we had approximately USD 1.1 billion of debt and other contractual obligations maturing in 2003, of which USD 930.0 million are bank credit facilities and senior notes obligations of the parent company Petroleum Geo-Services ASA. All credit facilities are fully drawn. Based on our existing business plan and forecast, our committed cash obligations the upcoming 12 months exceed our committed sources of funds and our cash on hand, and we are therefore dependent on a restructuring or refinancing (including extension of the maturities) of certain of our obligations in order to continue as a going concern.

We are seeking to affect such a restructuring/refinancing and have organized a set of external advisors to assist this work. Additionally, a steering committee of our banks has been formed and a substantial number of bondholders have formed an ad hoc committee through a law firm to participate with us in discussions and evaluations regarding our restructuring/refinancing efforts. In connection with these negotiations and evaluations, we have agreed to pay certain fees and expenses incurred by the banks and bondholder group, including fees and expenses of financial, accounting and legal advisors.

Although we believe that it is possible to affect the necessary restructuring/refinancing, there can be no assurance that we will succeed in restructuring/refinancing our financial obligations. If we, the banks, the ad hoc bondholder committee or other creditors cannot execute a restructuring/refinancing agreement in a timely manner, we may be required to, among other things, take appropriate legal steps to seek protection from our creditors. Additionally, it is possible that any restructuring/refinancing agreement that is executed may involve a process court approval of the agreement.

As a result of the liquidity position, we have received significant credit rating downgrades, beginning in July 2002. Due to these ratings, and in the absence of a significant restructuring/refinancing of our contractual obligations as discussed above, our ability to raise capital is very limited.

In addition, as a result of these downgrades, the Company has been required (beginning in the third quarter of 2002) to increase the quarterly redemption rate of the mandatorily redeemable cumulative preferred subsidiary securities related to our multi-client library securitization to an amount equal to 100% of actual revenue recognized from the licensing of the securitized library data. We could also be required to provide up to GBP 35.7 million (approximately USD 57.0 million) under certain leasing agreements; however, based on discussions with the lessors, we do not believe that cash collateral will be required.

As of December 31, 2002, we were current on all payment obligations under our indebtedness. However, we were in violation of certain financial and other covenants in certain debt and leasing agreements and were seeking waivers of these violations. The Company is in continuous negotiations with its counter parties regarding these issues. There can be no assurance that these waivers will be obtained or that the parties to these agreements will not seek to enforce their remedies, which could lead to PGS seeking relief from its creditors under applicable laws.

In March 2002, the Company entered into a USD 250.0 million short-term bank credit facility, which was amended and restated in May 2002. The net proceeds from this credit facility were used to repay the USD 225.0 million senior unsecured notes, which matured in March 2002 and for general corporate purposes. The facility matures in June 2003 and bears interest at a rate equal to LIBOR plus margin of 4.5%, this margin having escalated from a 0.65% margin at the facility's execution date. Weighted average interest rate for 2002 was 5.1% with an equivalent average of 5.9% on the outstanding balance as of December 31, 2002. Under the terms of the credit facility, the Company is required to limit its cumulative capital expenditures (inclusive the development of assets held for sale) and investments in the multi-client library to a maximum of USD 280.0 million for the period from July 1, 2002 until maturity. For the period July 1, 2002 through December 31, 2002, such investments totaled USD 128.8 million. The Company is attempting to restructure the terms of this bank credit facility.

During the year ended December 31, 2002, the Company borrowed an aggregate of USD 230.0 million under the USD 430.0 million revolving credit facility, with a weighted average interest rate of 2.3%. The average and maximum borrowings outstanding for the year ended December 31, 2002, were USD 400.8 million and USD
430.0 million, and the weighted average interest rate was 1.9% on outstanding balances at December 31, 2002. At December 31, 2002, the Company had fully drawn this facility.

As of December 31, 2002, there were 103,345,987 outstanding shares (inclusive ADR's) with a face value of NOK 5 in Petroleum Geo-Services ASA. The shares are traded on the Oslo Stock Exchange under the ticker PGS. The ADR's owned by USA addresses totals 50,798,544 shares (approximately 49%), while Norwegian based shareholders held 41,675,036 shares (approximately 40%).

As a consequence of the impairments of assets recorded in the third quarter of 2002, and reflected in our two business segments, Petroleum Geo-Services ASA impaired shares in subsidiaries (3.7 billion NOK) and subordinated- and long-term intercompany loans to our subsidiaries (5.0 billion NOK). As a result, the equity in Petroleum Geo-Services ASA as of December 31, 2002, is negative with 220.7 million NOK, and the share capital (commons stock) is lost.

HEALTH, SAFETY AND ENVIRONMENT:
Our offshore and onshore geophysical operations, and offshore oil production operation present several key environmental challenges. PGS places considerable emphasis on prevention and the reduction of negative environmental consequences of our operations worldwide. Continuous improvement requires a structured approach to the environmental problems associated with the business. PGS has therefore elected to implement an environmental management system compliant with ISO 14001 (international standard for environmental management) on two of our production ships and two of our shuttletankers. Adjustments necessary to achieve compliance with the standard are also underway on another of our production vessels. The same is true for PGS Marine Geophysical. All vessels and associated organizations have completed ISM certification (International Management Code for the Safe Operation of Ships and Pollution Prevention).

PGS had a total of 16 lost time injuries, split 13 in Geophysical and 3 in Production. Overall, our Health, Safety and Environment statistics improved, with a lost time injury frequency of 0.66 (hours lost per million man hours) for 2002, compared with a frequency of 1.64 for 2001.

Our safety and environment results compare favorably with the norm for our industry.

PGS is currently implementing comprehensive cost cuts. These cuts will not be allowed to impinge upon health, safety and environment. We continue to strive for continuous improvements in this area.

ORGANIZATION:
As of the December 31, 2002, we had approximately 4,000 full time employees in the Company, 85% of these were employed in geophysical services, 14% in our production services and 1% in corporate functions. An equivalent distribution as of December 31, 2001 was 48% for each operational area, and 4% for cross-company services. We suffered no significant disturbance to daily operations as a result of industrial action in 2002.

Apart from hiring a new CEO and CFO, the Company's top management was reorganized, and a flatter organizational structure imposed. Business areas marine seismic, data processing, land seismic, FPSO and oil company Pertra all now report to the CEO. In addition, we have established a separate organization for cross-company services (Global Services) covering accounting, IT, reservoir consultants and other shared services. The corporate staff is strengthened with a new strategy and planning department.

The Company's head office is in Oslo, Norway, where PGS leases office space. We also lease offices in other cities in Norway and in the USA, as we do in Angola, Australia, Brazil, China, Egypt, England, Russia, Singapore, Scotland, the United Arab Emirates and Venezuela

NEW ACCOUNTING STANDARDS:
In 2003 the Company implemented the new Norwegian Accounting Standard NRS (F) "Impairments of long-term assets", where long-term assets shall be impaired to fair value (recovering amount). The evaluation should be implemented for every item classified as long-term asset with a separate cash flow, and the evaluation should be based on the highest of net sales value and use value, based on net present value on discounted future cash flows. Had the Company adopted the new accounting standard as of December 31, 2002, the effect would have been additional impairments of USD 130 million of property and equipment and USD 65 million of multi-client library. The Company's Ramform vessels and other seismic vessels are considered as two separate bases for estimates. The multi-client library is evaluated by project or by area in the Gulf of Mexico.

SUBSEQUENT EVENTS:
As a result of the PGS share (ADR's) trading low on the New York Stock Exchange
(NYSE) over a period of time, PGS no longer meet the requirements for trading on NYSE. On February 26, 2003, NYSE informed us that our ADR's were suspended from the NYSE. Our ADR's currently trade over-the-counter (OTC) and are quoted on the Pink Sheets. The PGS shares on the Oslo Stock Exchange trade as normal.

At the closing of our accounts, the book value of our equity is negative and our share capital must therefore be regarded as lost. Petroleum Geo-Services ASA is in negotiation with its creditors on a plan for a total refinancing of the group and conversion of debt into equity. We expect these negotiations to be completed by the end of 2003. Booked equity post financial restructuring is expected to be satisfactory. For further details regarding these negotiations, please see the description given above, particularly under Finance and Liquidity.

In May, as a part of the Company's cost cutting program, we announced staff reductions of around 250 people. These proposed staff reductions will primarily take place in the Company's offices in Houston, London and Oslo. We anticipate costs related to the completion of these reductions to take effect in the second and third quarters of 2003, when they will be accounted for under impairments and unusual items.

During the first quarter of 2003, we completed the sale of our Atlantis subsidiary to Sinochem. The cash proceeds from the sale were USD 55.4 million, of which USD 10.6 million covered operating cash paid to Atlantis on behalf of Sinochem in 2003 up to the final cash settlement date of February 20, 2003. The Company recorded an additional loss of USD 3.4 million (after tax) in the first quarter 2003. Conditional on certain events, the Company may receive an additional payment of USD 50 million for this sale.

Petroleum Geo-Services ASA is in constant dialog with Norwegian and UK tax authorities regarding a potential taxation demand for inadequate payment of employer's contributions, national insurance contributions and seamen's pensions for EU seamen employed by PGS via PGS Isle of Man on NIS (Norwegian registered) ships. No accrual has been recorded for this item.

The Company has strengthened its position in the marine seismic contract market, and has in addition reduced its exposure in multi-client library investments. The seismic fleet is fully utilized. All our production vessels are on running contracts and the regularity are on the same level as last year. Pertra has successfully completed the A-15 well, and high oil price combined with higher volumes than the previous year has given an increase in both revenue and earnings for 2003. In addition, we expect to see the results of reduced staffing and cost cuts towards the end of 2003.

The Board thinks that the Company will succeed in the restructuring/refinancing, and the financial statements have been prepared based on a going concern situation, ref. Section 3-3 in the Norwegian Accounting Act. If the Company do not succeed in the negotiations, large losses will be incurred. In an event of liquidation the values of the assets will be much less than the carrying amounts. In addition extra costs and contractual obligations will cause significant losses.+++


                                   ----------


                             Lysaker, June 10, 2003


                          Jens Ulltveit-Moe             Geir Aune
                          Chairman of the Board



                          Thorleif Enger                Jens Gerhard Heiberg



                          Marianne Johnsen              Reidar Michaelsen



                          Rolf Erik Rolfsen             Svein Rennemo
                                                        Chief Executive Officer

                           Petroleum Geo-Services ASA

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway, which vary in certain aspect from US GAAP, as follows:

BUSINESS COMBINATIONS:
Mergers:
The legal mergers of the floating production business of Awilco ASA (in 1998) and Nopec A/S (in 1991) are accounted for using the pooling of interest method in the Norwegian Statutory Accounts. Under US GAAP, these combinations are accounted for using the purchase method where the purchase price paid for the businesses are allocated to the identifiable assets and liabilities as of data of acquizition.

Under the pooling of interest method of accounting, the results of the acquired businesses are included in the consolidated results of the Company as of the earliest period reported, whereas in accordance with US GAAP results are only included in the consolidated results after the date of acquizition.

In accordance with the pooling of interest method, costs related to the merger are expensed in the year of the merger.

ACQUIZITIONS:
In the Norwegian Statutory Accounts prepared in accordance with Norwegian GAAP, the acquizition of Acadian Geophysical Services, Inc. (in 1998) is accounted for using the purchase method by allocating the purchase price to the identifiable assets and liabilities as of the date of acquizition. Under US GAAP, this acquizition is accounted for using the pooling of interest method.

In accordance with the purchase method of accounting, the results of the acquired business are only included in the consolidated results of the Company for the periods after the date of acquizition, while in the US GAAP financial statements results are included from and including the earliest year reported.

OTHER DIFFERENCES THAT AFFECTS THE RESULTS FOR 2002 (UNAUDITED):
Due to the difference in time of when Goodwill was impaired under US GAAP (we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002) and the impairment of goodwill in accordance with Norwegian GAAP (impaired September 30, 2002), there is a difference in amortization of goodwill in addition to the difference in amount impaired. This is due to the difference in business combinations as described above. Under Norwegian GAAP we amortized Goodwill for USD 0.8 million in 2002, while there was no such amortization under US GAAP.



RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY BETWEEN THE NORWEGIAN GAAP FINANCIAL STATEMENTS AND THE US GAAP FINANCIAL STATEMENTS:
Differences in net income (loss) and total shareholders' equity between Norwegian GAAP and US GAAP financial statements for 2002, 2001 and 2000 are summarized in the reconziliations below:


NET INCOME (LOSS):                                                            Unaudited
                                                                        Years ended December 31,
                                                           --------------------------------------------------
(In thousands of dollars)                                       2002              2001              2000
                                                           --------------    --------------    --------------
Net income (loss) in accordance with Norwegian GAAP            (1,245,692)           11,294          (207,783)
Increase (decrease) due to accounting for:
      Business combinations                                      (147,586)           (7,483)           (5,429)
      Tax effect                                                    1,170               642             1,697
                                                           --------------    --------------    --------------
Net income (loss) in accordance with US GAAP                   (1,392,108)            4,453          (211,515)
                                                           ==============    ==============    ==============


SHAREHOLDERS' EQUITY:                                                   Unaudited
                                                                      December 31,
                                                             --------------------------------
(In thousands of dollars)                                         2002              2001
                                                             --------------    --------------
Shareholders' equity in accordance with Norwegian GAAP              (31,546)        1,208,027
Increase (decrease) due to accounting for:
      Business combinations                                          41,811           189,399
      Tax effect                                                    (34,808)          (35,979)
                                                             --------------    --------------
Shareholders' equity in accordance with US GAAP                     (24,543)        1,361,447
                                                             ==============    ==============

                           Petroleum Geo-Services ASA
                      Consolidated Statements of Operations
                          Norwegian Statutory Accounts


                                                                                             Years ended December 31,
                                                                                --------------------------------------------------
(In thousands of dollars, except for share data)                                     2002              2001               2000
                                                                                --------------    --------------    --------------
Revenue                                                                                994,019           885,063           757,368
                                                                                --------------    --------------    --------------
Cost of sales                                                                          476,212           381,019           296,694
Depreciation and amortization                                                          357,532           325,544           256,371
Research and technology costs                                                            2,766             3,752             6,677
Selling, general and administrative costs                                               56,198            66,505            55,894
Impairments and other unusual items                                                    823,332          (106,546)          364,025
                                                                                --------------    --------------    --------------
     Total operating expenses                                                        1,716,040           670,274           979,661
                                                                                --------------    --------------    --------------
Operating profit (loss)                                                               (722,021)          214,789          (222,293)
Income (loss) from equity investments                                                   (1,691)             (544)           59,841
Financial expense, net                                                                (148,473)         (140,808)         (132,498)
Other income (expense), net                                                             39,307           (22,305)          (32,860)
                                                                                --------------    --------------    --------------
Income (loss) before income taxes                                                     (832,878)           51,132          (327,810)
Provision (benefit) for income taxes                                                   205,269            30,028          (128,152)
                                                                                --------------    --------------    --------------
   Income (loss) from continuing operations                                         (1,038,147)           21,104          (199,658)
Operations held for sale/discontinued operations, net of tax                          (207,545)           (9,810)           (1,570)
                                                                                --------------    --------------    --------------
Income (loss) before cumulative effect of accounting change                         (1,245,692)           11,294          (201,228)
Cumulative effect of accounting change, net of tax                                          --                --            (6,555)
                                                                                --------------    --------------    --------------
     Net income (loss)                                                              (1,245,692)           11,294          (207,783)
                                                                                ==============    ==============    ==============


Basic income (loss) per share before cumulative effect of accounting change             (12.05)             0.11             (1.97)
Cumulative effect of accounting change, net of tax                                          --                --             (0.07)
                                                                                --------------    --------------    --------------
BASIC INCOME (LOSS) PER SHARE                                                           (12.05)             0.11             (2.04)
                                                                                ==============    ==============    ==============

Diluted income (loss) per share before cumulative effect of accounting change           (12.05)             0.11             (1.97)
Cumulative effect of accounting change, net of tax                                          --                --             (0.07)
                                                                                --------------    --------------    --------------
DILUTED INCOME (LOSS) PER SHARE                                                         (12.05)             0.11             (2.04)
                                                                                ==============    ==============    ==============

Basic shares outstanding                                                           103,345,987       102,768,283       102,020,830
                                                                                --------------    --------------    --------------
Diluted shares outstanding                                                         103,345,987       102,788,055       102,020,830
                                                                                ==============    ==============    ==============


                             Lysaker, March 31, 2003



                     Jens Ulltveit-Moe                       Geir Aune
                   Chairman of the Board



                      Thorleif Enger                     Jens Gerhard Heiberg



                     Marianne Johnsen                      Reidar Michaelsen



                     Rolf Erik Rolfsen                       Svein Rennemo
                                                        Chief Executive Officer

                           Petroleum Geo-Services ASA
                           Consolidated Balance Sheets
                          Norwegian Statutory Accounts


                                                                                        December 31,
                                                                             --------------------------------
(In thousands of dollars, except for share data)                                  2002             2001
                                                                             --------------    --------------
ASSETS
Long-term assets:
     Intangible assets:
     Other intangible assets                                                          7,555            12,600
     Deferred tax benefits                                                           75,439           174,568
     Goodwill                                                                            --            44,801
                                                                             --------------    --------------
        Total intangible assets                                                      82,994           231,969
     Property and equipment, net                                                  1,689,898         2,233,672
     Multi-client library, net                                                      660,383           918,072
     Financial assets:
     Investments in associated companies                                             12,240            20,713
     Other financial assets                                                          26,366            33,551
                                                                             --------------    --------------
        Total financial assets                                                       38,606            54,264
                                                                             --------------    --------------
Total assets                                                                      2,471,881         3,437,977
                                                                             --------------    --------------
Current assets:
     Oil and gas assets                                                              17,324                --
     Accounts receivable, net                                                       220,895           234,887
     Assets held for sale                                                            65,309           241,097
     Other current assets                                                            74,390            97,921
     Cash and cash equivalents                                                      113,031           102,130
                                                                             --------------    --------------
Total current assets                                                                490,949           676,035
                                                                             --------------    --------------
        Total assets                                                              2,962,830         4,114,012
                                                                             ==============    ==============

LIABILITIES AND SHAREHODLERS' EQUITY
Shareholders' equity:
     Paid in capital:
     Common stock (103,345,987 shares, par value NOK 5)                              71,807            71,807
     Additional paid in capital                                                          --         1,044,497
                                                                             --------------    --------------
        Total paid in capital                                                        71,807         1,116,304
     Other equity                                                                  (103,353)           91,723
                                                                             --------------    --------------
Total shareholders' equity                                                          (31,546)        1,208,027
                                                                             --------------    --------------
Guaranteed preferred beneficial interest in PGS junior
     subordinated debt securities                                                   142,322           141,000
Mandatorily redeemable cumulative preferred subsidiary securities
     related to multi-client library securitization                                  63,954           163,588
                                                                             --------------    --------------
Debt:
     Accruals for long-term liabilities:
     Deferred income taxes                                                           97,307            37,524
     Other long-term liabilities                                                     55,305            24,766
                                                                             --------------    --------------
Total accruals for long-term liabilities                                            152,612            62,290
                                                                             --------------    --------------
     Other long-term debt:
     Long-term capital lease obligations                                             76,075            41,683
     Long-term debt                                                               1,310,325         1,903,571
                                                                             --------------    --------------
Total other long-term debt                                                        1,386,400         1,945,254
                                                                             --------------    --------------
Current liabilities:
     Short-term debt and current portion of long-term debt and
          capital lease obligations                                                 959,550           246,429
     Debt and other liabilities held for sale                                        19,980            55,732
     Accounts payable and acccrued expenses                                         250,524           275,244
     Income taxes payable                                                            19,034            16,448
                                                                             --------------    --------------
Total current liabilities                                                         1,249,088           593,853
                                                                             --------------    --------------
          Total liabilities and shareholders' equity                              2,962,830         4,114,012
                                                                             ==============    ==============

                           Petroleum Geo-Services ASA
                     Consolidated Statements of Cash Flows
                          Norwegian Statutory Accounts


                                                                                         Years ended December 31,
                                                                             --------------------------------------------
(In thousands of dollars)                                                        2002           2001            2000
                                                                             ------------    ------------    ------------
Cash flows from operating activities:
Net income (loss)                                                              (1,245,692)         11,294        (207,783)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
     Depreciation and amortization charged to expense                             357,532         325,544         256,371
     Write-downs and loss on sale of subsidiary, net                            1,039,472         (97,027)        321,070
     Cash effects related to assets and liabilities held for sale                   5,864          (3,295)         (1,650)
     Provision (benefit) for deferred income taxes                                184,577          22,756        (139,303)
     Changes in current assets and current liabilities                            (28,376)        (74,721)        (72,636)
     Loss on sale of assets                                                         7,561             294             199
     Other items                                                                   10,086          23,562             239
                                                                             ------------    ------------    ------------
Net cash provided by operating activities                                         331,024         208,407         156,507
                                                                             ------------    ------------    ------------
Cash flows (used in) from investing activities:
     Investment in multi-client library                                          (190,436)       (230,166)       (264,541)
     Capital expenditures                                                         (60,894)       (185,294)        (69,897)
     Development of assets held for sale                                          (77,229)        (54,329)        (45,320)
     Sale of subsidiary/investment in affiliated company                           20,222         175,000         150,508
     Other items                                                                   (9,030)        (19,485)        (12,086)
                                                                             ------------    ------------    ------------
Net cash used in investing activities                                            (317,367)       (314,274)       (241,336)
                                                                             ------------    ------------    ------------
Cash flows (used in) from financing activities:
     Net proceeds from issuance of long-term debt                                      --              --         223,845
     Net proceeds from issuance of subsidiary preferred stock                          --         234,285              --
     Net proceeds from issuance of common stock, including
        stock option exercises                                                         --             816           7,425
     Repayment of long-term debt                                                 (241,826)        (11,414)        (15,447)
     Repayment of subsidiary preferred stock                                      (98,983)        (77,280)             --
     Net increase (decrease) in bank facility and short-term debt                 335,348          (5,667)        (34,409)
     Principal payments under capital lease obligations                           (15,496)         (7,806)         (7,775)
     Net (payments) receipts under tax equalization swap contracts                  9,566         (64,575)         (8,068)
     Other items                                                                    8,098              --              --
                                                                             ------------    ------------    ------------
Net cash (used in) provided by financing activities                                (3,293)         68,359         165,571
                                                                             ------------    ------------    ------------
Effect of exchange rate changes in cash and cash equivalents                          537             (93)           (221)
     Net increase (decrease) in cash and cash equivalents                          10,901         (37,601)         80,521
     Cash and cash equivalents at beginning of year                               102,130         139,731          59,210
                                                                             ------------    ------------    ------------
Cash and cash equivalents at end of year                                          113,031         102,130         139,731
                                                                             ============    ============    ============

                           Petroleum Geo-Services ASA
           Consolidated Statements of Changes in Shareholders' Equity
                          Norwegian Statutory Accounts


                                                                                     Accumulated
                                        Common Stock              Additional       foreign currency
                                   ---------------------------     paid-in           translation         Other         Shareholders'
(In thousands of dollars, except      Number       Per value       capital           adjustments         equity           equity
 for share data)                   ------------   ------------   --------------    ----------------    ------------    ------------
Balance at December 31, 1999        101,609,587         70,844        1,028,255               3,279         269,297       1,371,675
   Net income                                --             --               --                  --        (207,783)       (207,783)
   Exercise of stock options            738,400            416            7,011                  --              --           7,427
   Translation adjustments                   --             --               --             (14,350)            421         (13,929)
                                   ------------   ------------   --------------    ----------------    ------------    ------------
Balance at December 31, 2000        102,347,987         71,260        1,035,266             (11,071)         61,935       1,157,390
   Net income                                --             --               --                  --          11,294          11,294
   Issuance of common stock             900,000            493            8,558                                  --           9,051
   Exercise of stock options             98,000             54              673                  --              --             727
   Adjustment to Awilco merger               --             --               --                  --          31,956          31,956
   Translation adjustments                   --             --               --              (2,762)            371          (2,391)
                                   ------------   ------------   --------------    ----------------    ------------    ------------
Balance at December 31, 2001        103,345,987         71,807        1,044,497             (13,833)        105,556       1,208,027
   Net income                                --             --       (1,044,497)                 --        (201,195)     (1,245,692)
   Dividens to minority interest             --             --               --                  --          (1,076)         (1,076)
   Translation adjustments                   --             --               --               7,195              --           7,195
                                   ------------   ------------   --------------    ----------------    ------------    ------------
Balance at December 31, 2002        103,345,987         71,807               --              (6,638)        (96,715)        (31,546)
                                   ============   ============   ==============    ================    ============    ============

                           (ERNST & YOUNG LETTERHEAD)

To the Annual Shareholders' Meeting of
Petroleum Geo-Services ASA



AUDITOR'S REPORT FOR 2002

We have audited the annual financial statements of Petroleum Geo-Services ASA as of 31 December 2002, showing a loss of NOK 8.182.545.903 for the parent company and a loss of USD 1,245,692,000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

o the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway

o the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway

o the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with law and regulations.

Without affecting the conclusion in the preceding paragraph, we would emphasise that there is significant uncertainty about the Company's ability to continue as a going concern. The going concern assumption assumes additional equity and restructuring of the debt. The Company is in negotiations with its lenders about a refinancing of the debt and the Company is in breach of several of its loan covenants. No reclassification has been done to short-term debt as it is assumed that the refinancing will be achieved. Should the Company not succeed with an agreement which ensures the ability to continue as a going concern, this may result in substantial losses, as the assets in the event of dissolution or forced liquidation could be realized at values substantially below the book values. In such situation, liquidation expenses and contingent liabilities could also give rise to substantial losses. We refer to the Board of Directors' report and accompanying notes to the financial statements for further information.

Oslo, June 10 2003
ERNST & YOUNG AS


Jan Egil Haga (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  PETROLEUM GEO-SERVICES ASA
                                  --------------------------
                                         (Registrant)


                                  By:    /s/ Sverre Strandenes
                                     ---------------------------------
                                             Sverre Strandenes
                                            Senior Vice President


Date: July 2, 2003